D. Boral Capital LLC
590 Madison Avenue, 39th Floor
New York, NY 10022

September 26, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Amy Geddes
Angela Lumley
Alyssa Wall
Taylor Beech

Re:	Agencia Comercial Spirits Ltd Registration Statement on Form F-1, as amended (File No. 333-288600) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned representative of the underwriters of the offering hereby join in the request of Agencia Comercial Spirits Ltd (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on September 30, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Concord & Sage PC, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

D. Boral Capital LLC
as representatives of the several underwriters

By:	/s/ Stephanie Hu
Name:	Stephanie Hu
Title:	Co-Head of Investment Banking